Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For July 13, 2005


                          Andina Bottling Company, Inc.
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                 (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                             Piso 20, Las Condes
                                   Santiago
                                    Chile
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                    (Address of principal executive offices)

                           Form 20-F  X   Form 40-F
                                     ---            ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes     No  X
                                     ---    ---

                                MATERIAL EVENT


CORPORATE NAME          :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY     :       00124

TAXPAYER I.D.           :       91.144.000-8

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The following Material Event is reported by Embotelladora Andina S.A.
("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of
Article 10 of Law 18,045, and the provisions in Section II, paragraph 1B of General Rule No. 30 of the Superintendency of Securities and Insurance:

From the 11 to the 15 of July 2005, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company. During his absence, the Board of Directors has agreed that the current Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira, will act as substitute General Manager during this period.

Santiago, July 11, 2005

(signed)

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

                                MATERIAL EVENT


CORPORATE NAME          :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY     :       00124

TAXPAYER I.D.           :       91.144.000-8

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The following is reported by virtue of the stipulations in Article 9 and subparagraphs 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:

INTERIM DIVIDEND NO. 147
------------------------

As authorized by the Regular Shareholders Meeting held April 19th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 147:

a)      $4.80 (four pesos and eighty cents) per Series A share; and

b)      $5.28 (five pesos and twenty-eight cents) per Series B share.

This dividend will be paid on account of income from the 2005 fiscal year and will be available to shareholders beginning July 28, 2005. The Shareholders Registry will close on July 22, 2005 for payment of this dividend.

Santiago, June 29, 2005

(signed)

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                            EMBOTELLADORA ANDINA S.A.

                                            By: /s/ Osvaldo Garay
                                               -------------------------------
                                               Osvaldo Garay
                                               Chief Financial Officer


Dated: July 13, 2005